SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$69,991,322	$3,906
(1)           Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,107,254 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $2.25 per Share, which is the offer price.  Such number of Shares represents the 71,228,328 Shares issued and outstanding as of July 31, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, less the 40,121,074 Shares already owned by KPN B.V.

(2)           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009

Amount Previously Paid: $1,216	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: October 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended and supplemented from time to time (the “Schedule TO”), by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser.  The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $2.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Item 1.    Summary Term Sheet;  Item 4. Terms of the Transaction.

(1)           The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Friday, November 20, 2009  (which is the end of the day on November 20, 2009). As of the close of business on October 19, 2009, approximately 39,399 Shares have been tendered in and not withdrawn from the Offer.

(2)           The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(xiii) and is incorporated herein by reference.

(3)           The following is hereby added after the last sentence of the first paragraph of the response to the question “What does iBasis’s board of directors think of the Offer?” in the “Summary Term Sheet” of the Offer to Purchase:

“On October 15, 2009, after Parent increased the Offer Price from $1.55 per Share to $2.25 per Share, the Company issued a press release and filed Amendment No. 13 to the Schedule 14D-9 with the SEC affirming the special committee’s determination and recommendation with respect to the revised Offer.”

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(1)           The following is hereby added at the end of “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase:

“On October 5, 2009, the Company requested that the Delaware Chancery Court postpone the hearing on the Company’s and Parent’s respective claims against each other, which was scheduled for October 8, 2009 and October 9, 2009, to allow the Company’s special committee and its advisors adequate time to evaluate the increased Offer Price.  The Court has rescheduled the hearing for October 28, 2009 and October 29, 2009.

On October 9, 2009, the Company issued a press release and filed it as an exhibit to Amendment No. 12 to the Schedule 14D-9 announcing that the Company had received separate letters from two of the Company’s largest minority stockholders indicating their intention to reject the revised Offer. The press release stated that these two stockholders—Singer and Millennium—beneficially own approximately 4.2% and 3.6%, respectively, of the outstanding Shares.

On October 15, 2009, the Company issued a press release and filed Amendment No. 13 to the Schedule 14D-9 with the SEC affirming the special committee’s determination and recommendation with respect to the revised Offer.”

Item 12. Exhibits.

(1)           The following exhibits are filed herewith:

(a)(1)(xiii)     Press release issued by Parent on October 20, 2009.

Item 13. Information Required by Schedule 13E-3.

Item 12. The Solicitation or Recommendation.

(1)           The following is hereby added before the last sentence in fourth paragraph in the “Introduction” of the Offer to Purchase:

“On October 15, 2009, after Parent increased the Offer Price from $1.55 per Share to $2.25 per Share, the Company issued a press release and filed Amendment No. 13 to the Schedule 14D-9 with the SEC affirming the special committee’s determination and recommendation with respect to the revised Offer.”

(2)           The following paragraph is hereby added before the last paragraph under “Special Factors—Section 4—Position of the Company as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase:

“On October 5, 2009, Parent increased the Offer Price from $1.55 per Share to $2.25 per Share. On October 15, 2009, the Company issued a press release and filed Amendment No. 13 to the Schedule 14D-9 with the SEC setting forth the special committee’s determination that the revised Offer is grossly inadequate and not in the best interests of the Company and its stockholders, other than Parent and its affiliates, and stating the special committee’s recommendation that stockholders reject and not tender Shares in the revised Offer. The Company stated in Amendment No. 13 to the Schedule 14D-9 that, to its knowledge after making reasonable inquiry, the directors and executive officers of the Company who owned Shares on the date of the Schedule 14D-9 amendment did not then intend to tender or sell Shares in the revised Offer.”

                          SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN B.V.

by KONINKLIJKE KPN N.V., its sole director

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: October 20, 2009

KONINKLIJKE KPN N.V.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: October 20, 2009

CELTIC ICS INC.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

Date: October 20, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 28, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009*
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(ix)	Press release issued by Parent on August 6, 2009*
(a)(1)(x)	Press release issued by Parent on August 13, 2009*
(a)(1)(xi)	Press release issued by Parent on August 21, 2009*
(a)(1)(xii)	Press release issued by Parent on October 5, 2009*
(a)(1)(xiii)	Press release issued by Parent on October 20, 2009
(a)(5)(i)
Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)*

(a)(5)(ii)
Answer and Counterclaims filed by Parent on August 13, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware*

(a)(5)(iii)
Complaint filed by the Company on August 18, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009)*

(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*

(c)(i)	Presentation of Morgan Stanley dated July 8, 2009*
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009*
(c)(iii)	Presentation of Morgan Stanley dated May 13, 2009*
(c)(iv)	Morgan Stanley Discussion Materials dated May 22, 2009*
(c)(v)	Morgan Stanley Discussion Materials dated June 2, 2009*
(d)(i)
Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)*
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)*
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009*

* Previously filed